EXHIBIT 99.1

Himax Reports Third Quarter 2010 Financial Results

Expects Fourth Quarter 2010 Revenue to be Approximately Flat Sequentially

TAINAN, Taiwan, Nov. 8, 2010 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the third quarter ended September 30, 2010.

For the third quarter of 2010, Himax reported net revenues of $138.3 million, representing a 31.9% decrease from $203.1 million in the third quarter of 2009, and a 26.3% decrease from $187.7 million in the second quarter of 2010. Gross margin was 22.9% in the third quarter of 2010, up 250 basis points year-over-year and sequentially. Operating loss in the third quarter was $0.7 million, compared to operating income of $10.8 million for the same period last year and $13.0 million in the previous quarter.

Net income attributable to Himax stockholders for the third quarter of 2010 was $0.4 million or 0.3 cents per diluted ADS, down from $8.8 million or $0.05 cents per diluted ADS in the third quarter of 2009, and down from $12.0 million or $0.07 cents per diluted ADS in the second quarter of 2010.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the third quarter of 2010 was $7.3 million, down from $20.0 million in the same period last year, and down from $15.4 million in the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the third quarter of 2010 was $7.0 million or $0.04 per diluted ADS, down from $16.2 million or $0.09 per diluted ADS in the third quarter of 2009, and down from $14.0 million or $0.08 per diluted ADS in the second quarter of 2010.

Reconciliation of gross margin, operating margin (loss), net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin (loss), GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "We believe we are bottoming out from the current trough and our global driver IC market share is in a good position to grow again next year. Our core competence in display drivers remains strong as demonstrated by the steady year-over-year revenue growth of our small and medium- sized panel drivers. Large-sized display drivers remains a business we are fully committed to. Looking ahead, China's aggressive capacity expansion plans have made it the market segment with the highest growth potential over the next few years. We are confident that we are in a strong position to capture a major driver IC market share during this time of fast expansion."

Mr. Wu continued, "The third quarter non-driver sales, especially those from our LCOS product line, were lower than our expectation. Many of our LCOS customers built significant inventory during the second quarter, anticipating strong market demand over certain new product designs. However, at the end of second quarter 2010, the Chinese government took measures to crack down on the white-box handset market, which, at this stage, is a major end market for our LCOS products. Facing a high inventory level, our customers have slowed down placing new orders to us starting in the third quarter and toward the beginning of the fourth quarter. We are now seeing order flows returning towards normal levels as those overbuilt inventories are gradually being consumed."

Mr. Wu continued, "An area to highlight is our 2D to 3D conversion solutions, which have been embedded into a number of worldwide first-tier TV brands particularly in Japan and China. We continue to see enthusiastic adoption of our solutions from many other customers covering TV and other applications. Capped by the availability of 3D panels, however, our shipment this year has been insignificant. Today 3D panels are offered only by a small number of panel makers with a limited number of models. However, we are seeing more display makers offering a wide variety of 3D panels to the market, using different technologies. We expect our world leading 2D to 3D conversion products to benefit strongly next year with the increasing shipment and penetration of 3D panels."

Mr. Wu continued, "Revenues from CMOS image sensors and WLED drivers each experienced over 100% quarter-over-quarter growth in the third quarter. We expect both segments to carry strong momentum into the fourth quarter and next year. Our new generation sensors, in particular, are very competitive in cost and performance and are being adopted by numerous handset, notebook and web camera customers. We anticipate an explosive growth of our sensor sales next year."

Mr. Wu added, "Looking forward to the fourth quarter of 2010, we expect revenues to be approximately flat, gross margin to down by 1 to 2 percentage points, sequentially, and GAAP earnings per ADS to be in the range of $0.04 to $0.06 cents."

Investor Conference Call / Webcast Details

The Company's management will review detailed third quarter 2010 results on Monday, November 8, 2010 at 6:00 PM NYC (7:00 AM, Tuesday, November 9, Taiwan time). The conference dial-in numbers are +1-201-689-8471 (international) and +1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through 1:00 PM Taiwan time on Tuesday, November 16, 2010 (midnight U.S. Eastern Standard Time) at www.himax.com.tw and by telephone at +1 858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 358070.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010, as amended.

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with U.S. GAAP because they omit all interim disclosure required by U.S. GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2010	2009	2010
Revenues
Revenues from third parties, net	$ 71,064	$ 77,933	$ 94,939
Revenues from related parties, net	67,217	125,189	92,768
	138,281	203,122	187,707

Costs and expenses:
Cost of revenues	106,602	161,687	149,388
Research and development	23,267	21,772	18,341
General and administrative	4,948	4,985	4,197
Sales and marketing	4,139	3,856	2,752
Total costs and expenses	138,956	192,300	174,678

Operating income (loss)	(675)	10,822	13,029

Non operating income (loss):
Interest income	193	110	169
Equity in losses of equity method investees	(99)	(41)	(106)
Foreign exchange gains (losses), net	(345)	7	53
Interest expense	(71)	(3)	(5)
Other income, net	173	66	72
	(149)	139	183
Earnings (loss) before income taxes	(824)	10,961	13,212
Income tax expense (benefit)	(149)	2,933	2,174
Net income (loss)	(675)	8,028	11,038
Net loss attributable to noncontrolling interests	1,122	793	930
Net income attributable to Himax stockholders	$ 447	$ 8,821	$ 11,968

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.001	$ 0.024	$ 0.034
Diluted earnings per ordinary share attributable to Himax stockholders	$ 0.001	$ 0.024	$ 0.033
Basic earnings per ADS attributable to Himax stockholders	$ 0.003	$ 0.048	$ 0.067
Diluted earnings per ADS attributable to Himax stockholders	$ 0.003	$ 0.048	$ 0.067

Basic Weighted Average Outstanding Ordinary Shares	352,589	367,026	355,426
Diluted Weighted Average Outstanding Ordinary Shares	353,767	368,905	358,011

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Nine Months Ended
	September 30,
	2010	2009
Revenues
Revenues from third parties, net	$ 236,943	$ 185,654
Revenues from related parties, net	264,543	328,051
	501,486	513,705

Costs and expenses:
Cost of revenues	396,763	407,667
Research and development	59,416	54,597
General and administrative	13,188	12,464
Sales and marketing	9,640	8,531
Total costs and expenses	479,007	483,259

Operating income	22,479	30,446

Non operating income (loss):
Interest income	466	676
Equity in losses of equity method investees	(264)	(41)
Foreign exchange losses, net	(303)	(402)
Interest expense	(76)	(3)
Other income (loss), net	333	(55)
	156	175
Earnings before income taxes	22,635	30,621
Income tax expense	4,074	4,899
Net income	18,561	25,722
Net loss attributable to the noncontrolling interests	2,992	2,891
Net income attributable to Himax stockholders	$ 21,553	$ 28,613

Basic earnings per ordinary share attributable to Himax stockholders	$0.061	$0.077
Diluted earnings per ordinary share attributable to Himax stockholders	$0.061	$0.077
Basic earnings per ADS attributable to Himax stockholders	$0.121	$0.154
Diluted earnings per ADS attributable to Himax stockholders	$0.121	$0.154

Basic Weighted Average Outstanding Shares	355,172	372,219
Diluted Weighted Average Outstanding Shares	355,775	372,588

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2010	2009	2010
Share-based compensation
Cost of revenues	$ 174	$ 216	$ 21
Research and development	5,275	6,040	1,375
General and administrative	937	1,188	228
Sales and marketing	1,040	1,149	218
Income tax benefit	(1,108)	(1,631)	(131)
Total	$ 6,318	$ 6,962	$ 1,711

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 259	$ 260	$ 258
Sales and marketing	289	288	290
Income tax benefit	(264)	(162)	(200)
Total	$ 284	$ 386	$ 348

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Nine Months Ended September 30,
	2010	2009
Share-based compensation
Cost of revenues	$ 217	$ 242
Research and development	8,024	9,630
General and administrative	1,394	1,731
Sales and marketing	1,476	1,683
Income tax benefit	(1,426)	(2,027)
Total	$ 9,685	$ 11,259

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Research and development	$ 776	$ 776
Sales and marketing	868	868
Income tax benefit	(603)	(486)
Total	$ 1,041	$ 1,158

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	September 30,	June 30,	December 31,
	2010	2010	2009
Assets
Current assets:
Cash and cash equivalents	$ 80,139	$ 153,967	$ 110,924
Investments in marketable securities available-for-sale	2,470	3,900	10,730
Restricted cash equivalents	44,000	--	--
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	84,803	97,499	64,496
Accounts receivable from related parties, less allowance for sales returns and discounts	97,597	118,746	138,172
Inventories	111,664	79,261	67,768
Deferred income taxes	17,900	15,873	17,491
Prepaid expenses and other current assets	11,749	12,657	14,216
Total current assets	$ 450,322	$ 481,903	$ 423,797

Investment securities, including securities measured at fair value	19,135	12,643	11,619
Equity method investments	1,231	1,318	586
Property, plant and equipment, net	48,708	50,544	51,586
Deferred income taxes	25,121	23,426	24,548
Goodwill	26,846	26,846	26,846
Intangible assets, net	7,223	7,773	8,872
Other assets	2,460	2,440	2,594
	130,724	124,990	126,651
Total assets	$ 581,046	$ 606,893	$ 550,448

Liabilities and Equity
Current liabilities:
Short-term debt	$ 44,000	$ --	$ --
Accounts payable	106,350	134,266	88,079
Income taxes payable	11,681	7,661	14,147
Dividend payable	--	44,188	--
Other accrued expenses and other current liabilities	20,041	19,413	18,425
Total current liabilities	$ 182,072	$ 205,528	$ 120,651
Other liabilities	4,514	4,642	5,725
Total liabilities	$ 186,586	$ 210,170	$ 126,376

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares
authorized; 353,842,764 shares, 353,502,962 shares, and
358,012,184 shares issued and outstanding at
September 30, 2010, June 30, 2010, and
December 31, 2009, respectively	$ 106,153	$ 106,051	$ 107,404
Additional paid-in capital	99,154	101,623	102,924
Accumulated other comprehensive income (loss)	454	(32)	4
Unappropriated retained earnings	186,577	186,039	209,121
Himax stockholders' equity	$ 392,338	$ 393,681	$ 419,453
Noncontrolling interests	2,122	3,042	4,619
Total equity	$ 394,460	$ 396,723	$ 424,072
Total liabilities and equity	$ 581,046	$ 606,893	$ 550,448

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2010	2009	2010

Cash flows from operating activities:
Net income (loss)	$ (675)	$ 8,028	$ 11,038
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,366	3,452	3,463
Bad debt expenses	--	533	--
Share-based compensation expenses	1,555	2,085	1,842
Equity in losses of equity method investees	99	41	106
Loss on disposal of property and equipment	34	34	--
Gain on disposal of marketable securities, net	(21)	(52)	(19)
Valuation gain on trading securities	(62)	--	--
Amortization of discount on investment securities	(18)	--	--
Deferred income tax expense (benefit)	(3,850)	(263)	2,639
Inventories write downs	2,210	2,649	1,371
Changes in operating assets and liabilities:
Accounts receivable	12,696	(11,308)	(25,211)
Accounts receivable from related parties	21,178	(6,797)	9,827
Inventories	(34,613)	(25,612)	(15,230)
Prepaid expenses and other current assets	908	1,905	1,098
Accounts payable	(27,918)	13,590	18,352
Income taxes payable	4,045	3,333	(8,844)
Other accrued expenses and other current liabilities	829	1,363	2,464
Other liabilities	(34)	--	(602)
Net cash provided by (used in) operating activities	(20,271)	(7,019)	2,294

Cash flows from investing activities:
Purchase of property and equipment	(1,233)	(2,365)	(1,720)
Proceeds from disposal of property and equipment	--	9	--
Purchase of available-for-sale marketable securities	(9,184)	(8,896)	(4,257)
Disposal of available-for-sale marketable securities	6,340	8,454	5,514
Purchase of non-marketable equity securities	(1,000)	--	(1,024)
Purchase of equity method investments	--	(312)	--
Purchase of trading securities	(684)	--	--
Release (pledge) of restricted cash equivalents and marketable securities	(44,004)	2,101	(62)
Decrease (increase) in other assets	7	(226)	134
Net cash used in investing activities	(49,758)	(1,235)	(1,415)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2010	2009	2010
Cash flows from financing activities:
Distribution of cash dividends	$ (44,097)	$ --	$ --
Proceeds from issuance of new shares by subsidiaries	117	120	76
Payments to acquire ordinary shares for retirement	(4,210)	(14,023)	(2,903)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	364	14	94
Purchase of subsidiary shares from noncontrolling interests	--	(61)	(109)
Proceeds from borrowing of short-term debt	44,000	80,000	160,000
Repayment of short-term debt	--	(80,000)	(160,000)
Net cash used in financing activities	(3,826)	(13,950)	(2,842)
Effect of foreign currency exchange rate changes on cash and cash equivalents	27	6	(2)
Net decrease in cash and cash equivalents	(73,828)	(22,198)	(1,965)
Cash and cash equivalents at beginning of period	153,967	136,760	155,932
Cash and cash equivalents at end of period	$ 80,139	$ 114,562	$ 153,967

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ --	$ 3	$ 5
Income taxes	$ 45	$ 5	$ 8,196
Supplemental disclosures of non-cash financing activities:
Dividend Payable	$ --	$ --	$ 44,188

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended September 30,		Three Months Ended June 30,
	2010	2009	2010
Revenues	$ 138,281	$ 203,122	$ 187,707

Gross profit	31,679	41,435	38,319
Add: Share-based compensation – Cost of revenues	174	216	21
Gross profit excluding share-based compensation	31,853	41,651	38,340
Gross margin excluding share-based compensation	23.0%	20.5%	20.4%

Operating income (loss)	(675)	10,822	13,029
Add: Share-based compensation	7,426	8,593	1,842
Operating income excluding share-based compensation	6,751	19,415	14,871
Add: Acquisition-related charges –Intangible assets amortization	548	548	548
Operating income excluding share-based compensation and acquisition-related charges	7,299	19,963	15,419
Operating margin excluding share-based compensation and acquisition-related charges	5.3%	9.8%	8.2%
Net income attributable to Himax stockholders	447	8,821	11,968
Add: Share-based compensation, net of tax	6,318	6,962	1,711
Add: Acquisition-related charges, net of tax	284	386	348
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	7,049	16,169	14,027
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	5.1%	8.0%	7.5%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Nine Months Ended September 30,
	2010	2009
Revenues	$501,486	$513,705

Gross profit	104,723	106,038
Add: Share-based compensation – Cost of revenues	217	242
Gross profit excluding share-based compensation	104,940	106,280
Gross margin excluding share-based compensation	20.9%	20.7%

Operating income	22,479	30,446
Add: Share-based compensation	11,111	13,286
Operating income excluding share-based compensation	33,590	43,732
Add: Acquisition-related charges –Intangible assets amortization	1,644	1,644
Operating income excluding share-based compensation and acquisition-related charges	35,234	45,376
Operating margin excluding share-based compensation and acquisition-related charges	7.0%	8.8%
Net income attributable to Himax stockholders	21,553	28,613
Add: Share-based compensation, net of tax	9,685	11,259
Add: Acquisition-related charges, net of tax	1,041	1,158
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	32,279	41,030
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	6.4%	8.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per Ordinary Share Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended September 30,	Nine Months Ended September 30,
	2010	2010
Diluted GAAP EPS attributable to Himax stockholders	$0.001	$0.061
Add: Share-based compensation per diluted share	$0.018	$0.027
Add: Acquisition-related charges per diluted share	$0.001	$0.003

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.020	$0.091

Numbers do not add up due to rounding
CONTACT: Himax Technologies, Inc.
         Investor Relations
         Jessie Wang, Ext. 22618
           jessie_wang@himax.com.tw
         Jessica Huang, Ext. 22513
           jessica_huang@himax.com.tw
         +886-2-2370-3999

         The Ruth Group
         In the U.S.
         Joseph Villalta
         +1-646-536-7003
         jvillalta@theruthgroup.com

LIVE CALL INFORMATION	REPLAY INFORMATION
Tuesday, November 9, 2010 7AM Taiwan Monday, November 8, 2010 6PM NYC CEO / CFO Number: 1-201-689-8472 Listener Call Number: 1-201-689-8471 or 1-877-407-4018	Accessible 2 hours after the call through 1PM on Tuesday, November 16, 2010 Taiwan Time Replay Number: 1-858-384-5517 Conference ID number: 358070

Operator Intro: Welcome to Himax Technologies’ third quarter 2010 financial results conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press star 1 on your push button phone. The call is scheduled for one hour.

As a reminder, this conference is being recorded today. A replay will be available 2 hours after the call today, through 1PM on Tuesday, November 16, 2010 in Taiwan. The replay dial-in number is 1-858-384-5517 with conference ID number 358070. The replay will also be accessible at www.himax.com.tw.

Joseph Villalta

Thank you, operator. Welcome everyone to Himax’s third quarter 2010 earnings call. Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mrs. Jessica Pan, Acting Chief Financial Officer. After the company’s prepared comments, we will have time for any questions today.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1¬646-536-7009. Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results, industry growth and the Taiwan listing plan, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities’ policies and Taiwan regulatory authorities’ acceptance of the Company’s Taiwan listing application, and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010, as amended.

Except for the Company’s full year of 2009 financials which were provided on the Company’s 20-F, filed with the SEC on June 3, 2010, the financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu. Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for participating in today’s conference call to discuss our third quarter 2010 financial results. Let me begin with a brief overview for the quarter before we discuss our outlook for the fourth quarter. Our Acting CFO, Jessica Pan, will then provide additional details on our third quarter financial results.

Our third quarter 2010 revenues, gross margin and earnings per ADS were all in-line with our guidance updated in early October.

Our third quarter revenues came in at $138.3 million, which represents a 31.9% decline year-over-year and a 26.3% decline sequentially. The decline was primarily due to the significant order cutback in August and September when panel inventory levels became a concern for panel makers.

In terms of product mix, revenues from large panel display drivers were $72.5 million, down 48.0% from a year ago and down 32.8% sequentially. Large panel drivers accounted for 52.4% of our total revenues for the third quarter, compared to 68.6% a year ago and 57.4% in the previous quarter.

Revenues from small- and medium-sized applications were $54.1 million in the third quarter, up 11.8% from the same period last year and down 17.6% sequentially. Small- and medium-sized applications accounted for 39.2% of total revenues for the third quarter, a record-level since our inception, compared to 23.8% for the same period last year and 35.0% in the previous quarter.

Revenues from our non-driver businesses were $11.7 million, down 24.2% from the same period last year and down 18.0% sequentially. Non-driver products accounted for 8.4% of our total revenues, compared to 7.6% a year ago and 7.6% in the previous quarter. The Q3 non-driver sales, especially those from our LCOS product line, were lower than our expectation. Many of our LCOS customers built significant inventory during Q2, anticipating strong market demand over certain new product designs. However, beginning from the end of Q2, the Chinese government took measures to crack down on the white-box handset market, which, at this stage, is a major end market for our LCOS products. Facing a high inventory level, our customers have slowed down placing new orders to us starting in Q3 and toward the beginning of Q4. We are now seeing order flows returning towards normal levels as those overbuilt inventories were gradually being consumed.

We remain positive for the prospects of the LCOS pico-projector market next year. We continue to boast the most comprehensive product line with the most widespread optical engine partnerships. We are also working closely with certain top tier end customers, some targeting to launch innovative applications using our LCOS technology within next year.

Our GAAP gross margin for the third quarter was 22.9%, up 250 basis points from 20.4% a year earlier and 20.4% in the previous quarter. The sequential improvement in gross margin was primarily due to a more favorable product mix.

For the third quarter, GAAP net income was $0.4 million, or 0.3 cents per ADS, compared to $8.8 million, or 5 cents per ADS, a year ago, and $12.0 million, or 7 cents per ADS, in the prior quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP net income was $7.0 million, or 4 cents per ADS, compared to $16.2 million, or 9 cents per ADS, for the same period last year, and $14.0 million, or 8 cents per ADS, in the previous quarter.

We grant our annual RSUs, or Restricted Share Units, at the end of each September which leads to higher Q3 GAAP operating expenses each year. The total value of our 2010 RSUs is approximately $9 million, representing a 25% decline as compared to approximately $12 million in 2009. Jessica will elaborate more on this later.

This year, in our efforts to allow more distributable RSUs to the team, Biing-Seng Wu, our Chairman, Chih-Chung Tsai, Chief Technology Officer, along with myself have voluntarily reduced our RSU amount proposed by the compensation committee to $1. Moreover, several senior managers also agreed to contribute half of their RSUs to the pool which were then reallocated to compensate other employees. Our goal is to provide competitive compensation to our team while limiting RSU expenses to shareholders in a year when our financial performance is not as strong as those in years past.

We believe we are bottoming out from the current trough and our global driver IC market share is expected to grow again next year. Our core competence in display drivers remains strong as demonstrated by the steady year-over-year revenue growth of our small and medium- sized panel drivers. Large-sized panel display driver remains a business we are fully committed to. Looking ahead, China’s aggressive capacity expansion plans have made it the market with the highest growth potential over the next few years. We are confident that we are in a strong position to capture a major driver IC market share at this time of fast expansion.

An area to highlight is our 2D to 3D conversion solutions, which have been embedded into a number of worldwide first-tier TV brands particularly in Japan and China. We continue to see enthusiastic adoption of our solutions from many other customers covering TV and other applications. Capped by the availability of 3D panels, however, our shipment this year has been insignificant. Today 3D panels are offered only by a small number of panel makers with a limited number of models. However, we are seeing more display makers offering a wide variety of 3D panels to the market, using different technologies. We expect our world leading 2D to 3D conversion products to benefit strongly next year with the increasing shipment and penetration of 3D panels.

Revenues from CMOS image sensors and WLED drivers each experienced over 100% quarter¬over-quarter growth in the third quarter. We expect both segments to carry the strong momentum into the fourth quarter and next year. Our new generation sensors, in particular, are very competitive in cost and performance and are being adopted by numerous handset, notebook and web camera customers. We anticipate an explosive growth for our sensor sales next year.

Looking forward to the fourth quarter of 2010, we expect revenues to be approximately flat, gross margin to down by 1 to 2 percentage points, sequentially, and GAAP earnings per ADS to be in the range of 4 to 6 cents. Jessica will provide more details on our earnings per ADS guidance.

Now let me turn over to Jessica Pan, our Acting CFO, for further details on our financials.

Mrs. Jessica Pan

Thank you, Jordan. I will now provide additional details on our third quarter financial results.

For the third quarter, our GAAP operating expenses were $32.4 million, up 5.7% from $30.6 million a year ago and up 27.9% from $25.3 million in the previous quarter. The significant sequential increase was primarily due to the expenses resulting from the immediately-vested portion of 2010 RSU grant.

As Jordan just pointed out, the total value of our 2010 RSUs is approximately $9 million, representing a 25% decline as compared to approximately $12 million in 2009. Of the $9 million, approximately 65% were immediately vested and expensed in the third quarter and paid in cash. The remainder will be paid in three equal installments in stocks at the first, second, and third anniversaries after the grant. The maximum share dilution in the next three years resulting from the 2010 RSU grant is about 0.6% of our total shares outstanding.

The higher GAAP operating expenses led to a GAAP operating loss of $0.7 million for the third quarter, as compared to a GAAP operating income $10.8 million in the same period last year and $13.0 million in the prior quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the third quarter was 23.0%, compared to 20.5% a year ago and 20.4% a quarter ago. Non-GAAP operating income for the third quarter was $7.3 million, as compared to $20.0 million in the same period last year and $15.4 million in the previous quarter.

Share-based compensation and acquisition-related charges for the third quarter were $6.3 million and $0.3 million, respectively, compared to $7.0 million and $0.4 million a year earlier and $1.7 million and $0.3 million a quarter ago.

In the third quarter, net cash outflow from operating activities was $20.3 million compared to a net cash inflow of $2.3 million in the previous quarter.

Now turning to the balance sheet, our cash, cash equivalents and marketable securities available for sale were $82.6 million at the end of September, compared to $157.9 million a quarter ago. We paid out our annual cash dividend of approximately $44 million, or 25 cents per ADS in August. In addition, we incurred a net working capital outflow of $14 million in Q3, which was mainly a result of inventory build-up as our customers suddenly cut back on orders during the quarter. Other major net cash outflow items in Q3 also included RSU, share buyback and certain long term investments.

The inventory amount at the end of third quarter is $111.7 million. With business gradually recovering from the bottom in the end of Q3, we expect the inventory level to decline towards end of the year.

By using US dollars as our functional currency, the recent fluctuation in foreign exchange has had a very limited impact on us.

We’ve concluded our $50 million share buyback announced in Nov 2008. Under the program, we repurchased approximately 19.3 million ADSs, or 9.9% of our total outstanding shares from the open market and voided the underlying shares accordingly. Since our IPO in Mar 2006, we’ve returned over $300 million by way of cash dividend and share repurchase.

In the fourth quarter 2010, we recovered approximately $8.6 million in cash from the $25.3 million of bad debt expense we wrote off for the default of SVA-NEC during the fourth quarter of 2008. This bad debt recovery has been taken into account when Jordan provided our fourth quarter guidance a while ago. We are not certain if there will be subsequent payments but we will continue to seek further recovery of the bad debt from SVA-NEC.

The fourth quarter 2010 earnings per ADS guidance that Jordan provided earlier is based on the assumption of 355 million diluted weighted average ordinary shares, with one ADS representing two ordinary shares.

Operator, that concludes our prepared remarks. We can now take questions.

Jordan’s closing remarks

Thank you everyone for taking time to join today’s call. We look forward to talking to you again at our next earnings call in early February.